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Zurich Life Insurance company of New York
153 W 51st Street, New York, New York 10019

Administrative Office:
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801
1-800-321-9313

Endorsement - Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal Charges

As used in this Endorsement, "contract" means the contract or certificate to which this Endorsement is attached This Endorsement forms a part of the contract to which it is attached from the Issue Date of the contract or, if later, the date this Endorsement is added to the contract.

The following provision is added to the contract:

No withdrawal charge will apply to that part defined below of qualified plan Contract Value required to be withdrawn as a Required Minimum Distribution.

Required Minimum Distribution means a distribution as defined under Section 401(a)(9) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

The part of qualified plan Contract Value required to be withdrawn as a Required Minimum Distribution to which withdrawal charges will not be applied is defined as (a) minus (b), but not to be less than zero, where:

     a.   Is the Required Minimum Distribution under the contract; and

     b. Is the previous partial withdrawals made during the Contract Year which the Required Minimum Distribution is made.

Except as modified herein, all terms and conditions of the contract remain unchanged.

Signed for Zurich Life Insurance Company of New York at its home office in New York New York.


/s/ Jeffrey A. Worf                                       /s/ Jim Harlin
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Secretary                                                 President